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FORM 15

CERTIFICATION AND NOTICE OF  TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF  THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY  TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF  THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-53809

               JOSHUA GOLD RESOURCES INC.

__________________________________________________________________________________________________

(Exact name of registrant as speciﬁ ed in its charter)

1033 PATTULLO AVENUE , UNIT 20 , WOODSTOCK, ONTARIO, CANADA N4V 1C8

__________________________________________________________________________________________________

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive ofﬁces)

               COMMON

__________________________________________________________________________________________________

(Title of each class of securities covered by this Form)

__________________________________________________________________________________________________

(Titles of all other classes of securities for which a duty to ﬁ le reports under section 13(a) or 15(d) remains)

       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to ﬁ le reports:

Rule 12g-4(a)(1)

X

Rule 12g-4(a)(2)

Rule 12h-3(b)(1)(i)

Rule 12h-3(b)(1)(ii)

Rule 15d-6

                          Rule 15d-22(b)

       Approximate number of holders of record as of the certiﬁ cation or notice date:     221

       Pursuant to the requirements of the Securities Exchange Act of 1934    (Name of registrant as speciﬁ ed in charter) has caused this certiﬁ cation/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  JULY 25 2022

By: /s/ Dino Micacchi

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the

Securities Exchange Act of 1934. The registrant shall ﬁ le with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an ofﬁ cer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are

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